Exhibit 97

FREQUENCY ELECTRONICS, INC.

Clawback Policy

Adopted as of June 22, 2023

The Frequency Electronics, Inc. Clawback Policy (“Policy”) applies to all Executive Officers (as defined below) of Frequency Electronics, Inc., its subsidiaries and affiliates (the “Company”). This Policy shall supersede and replace any and all prior clawback policies of the Company.

Definitions

For purposes of this Policy, the following definitions will apply:

“Board” means the Board of Directors of the Company.

“Code” means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

“Committee” means the Company’s Compensation Committee of the Board.

“Excess Compensation” means any amount of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated financial information or properly calculated financial measure. Excess Compensation shall be calculated on a pre-tax basis.

“Executive Officer” means the Company’s officers for purposes of Section 16 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during any portion of the performance period of the Incentive-Based Compensation.

“Incentive-Based Compensation” means any non-equity incentive plan awards, bonuses paid from a bonus pool, cash awards, equity or equity-based awards, or proceeds received upon sale of shares acquired through an incentive plan; provided that, such compensation is granted, earned, and/or vested based wholly or in part on the attainment of a financial performance measure, as determined in accordance with Section 10D of the Exchange Act and the Nasdaq listing standards (the “Clawback Rules”). Incentive-Based Compensation does not include any salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity equity-based awards that are not contingent on achieving any financial reporting measure (e.g., time vested stock options, restricted stock or restricted stock units).

“Lookback Period” means the three (3) completed fiscal years immediately preceding the earlier of the date on which (a) the Board or appropriate committee concludes or reasonably should have concluded that an accounting restatement is required or (b) a regulator directs a restatement.

“Received” means any Incentive-Based Compensation that is received during the fiscal year in which the applicable financial reporting measure upon which the payment is based is achieved, even if payment or grant of the Incentive-Based Compensation occurs after the end of such period.

Clawback Due to Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Committee or the Board shall require reimbursement or forfeiture (“clawback”) of any Excess Compensation Received by any Executive Officer (current or former) during the applicable Look-Back Period, regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the accounting restatement. Covered accounting restatements include those that either (a) correct an error in a previously issued financial statement that is material to such previously issued financial statement or (b) correct an error that is not material to a previously issued financial statement but would result in a material misstatement if left uncorrected in a current report or the error correction was not recognized in the current period.

In the event the Committee or the Board cannot determine the Excess Compensation from the information in the accounting restatement or from the recalculated financial measure, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement or recalculation. Such determination will be final and binding.

Clawback Method

The Committee or the Board may determine, in its sole discretion, the method for the clawback of any amounts due under this Policy, which may include, without limitation direct payment from the Executive Officer, recovery over time, the forfeiture or reduction of future pay or awards, or any other method that will provide for recovery within a reasonable manner and without undue delay. The Company may enter into deferred payment plans with Executive Officers to effectuate clawback to avoid unreasonable economic hardship. Any amounts due under this Policy may be deducted as an offset from amounts due to the Executive Officer from the Company, except to the extent such set-off is prohibited by law or would violate Code Section 409A and the regulations thereunder.

The Committee or the Board thereof shall not be required to seek to clawback amounts due under this Policy if such clawback would be impracticable, violate home country laws, and/or involve tax qualified retirement plans, as determined by the Committee or the Board in accordance with the Clawback Rules. Any determination that clawback is not required shall be documented by the Committee or the Board.

No Indemnification or Insurance

The Company shall not indemnify any current or former Executive Officers against the loss of Excess Compensation, and shall not pay, or reimburse any Executive Officer for premiums, for any insurance policy to fund such Executive Officer’s potential recovery obligations.

Amendment and Interpretation

The Board may amend this Policy from time to time in its discretion, and shall amend this Policy as it deems necessary to reflect the regulations adopted by the Securities and Exchange Commission and to comply with any rules or standards adopted by Nasdaq.  It is intended that this Policy be interpreted in a manner that is consistent with the Clawback Rules and any other applicable rules or standards adopted by the Securities and Exchange Commission and Nasdaq.